SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of January, 2008

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha'amal St., Park Afek, Rosh Ha'ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is Scopus Video Networks Ltd.‘s press release, dated January 14, 2008, announcing the appointment of Dr. Adi Bonen as the company’s Chief Technological Officer.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995) and into Scopus Video Networks Ltd.‘s registration statement on Form F-3, filed with the Securities and Exchange Commission on October 16, 2007 (File No.333-146745).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: January 14, 2008

Press Release

Dr. Adi Bonen Joins Scopus Video Networks As CTO

Veteran Industry Technologist Augments Company’s Future Focus

Tel Aviv: January 14, 2008 – Scopus Video Networks Ltd. (NASDAQ:SCOP), a provider of digital video networking solutions, today announced the appointment of Dr. Adi Bonen to the position of Chief Technology Officer (CTO). His appointment emphasizes Scopus’ ongoing commitment to expanding its technological horizons.

Dr. Bonen will be responsible for conceptualizing Scopus’ technological vision and driving the technological aspects of the company’s future solutions. As CTO, he will be focused on strengthening Scopus’ innovative edge and implementing it into the company’s R&D initiatives. Dr. Bonen will report to Scopus’ CEO, Dr. Yaron Simler.

Prior to his appointment at Scopus, Adi was a consultant for cable equipment providers on new architectures, technologies and products. As one of the industry’s leading technologists, he also spent 11 years with Harmonic Inc., where he served in the positions of VP of R&D and Director of Technology for Corporate Research.

“We are pleased to have Adi join our management team,” stated Dr. Simler. “His extensive experience and proven track record within the industry and his approach in developing disruptive technologies augments our strategic focus. As an inventor and architect of broadband network video solutions, Adi successfully translates his concepts into products that move the industry forward.”

Dr. Bonen said, “Our industry is quickly advancing with innovative technologies leading to far-ranging changes for both businesses and consumers. Scopus has an important role to play and I am excited to be working here with some of the brightest minds in digital video and broadband networking.”

Dr. Bonen received his B.Sc. in Electrical Engineering from the Technion Institute of Technology, and holds a Ph.D. in Electrical Engineering from the University of Toronto.

* Dr. Bonen will take part in the “Cable’s Evolution to the Hyperconnected Network” session with “The Road to Personalized Video is paved with HectoQAMs” lecture. At SCTE ET conference, January 14-18, Los Angeles, California.

About Scopus Video Networks:
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage, and content distribution.

Scopus provides a comprehensive digital video networking solutions offering, including intelligent video gateways, encoders, decoders, and network management products. Scopus’ solutions are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Hundreds of network operators use Scopus’ solutions worldwide.

For more information visit: www.scopus.net

Contacts:
Scopus’ Corporate Contact - Rinat Yeffet
Tel. +972-3-9007767, rinaty@scopus.net

PR Agency: Shuman & Associates
Tel. +1-812-272-2596, joshs@shumanpr.com

IR Consultants: GK Investor Relations
Tel. +1-866-704-6710, ehud@gkir.com / kenny@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com